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[BAKER BOTTS L.L.P. LETTERHEAD]

April 19, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Attention: Filing Desk

Ladies and Gentlemen:

        On behalf of TransMontaigne Partners L.P. (the "Registrant"), we transmit herewith for electronic filing via the EDGAR system under the Securities Act of 1933, as amended, a memorandum of the Registrant responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, by letter dated April 8, 2005. This transmission relates to Amendment No. 1 to the Registration Statement on Form S-1 (Reg. No. 333-123219), which was filed under separate cover earlier today.

        Please telephone collect Joshua Davidson (713.229.1527), Gerald M. Spedale (713.229.1734) or the undersigned (713.229.1648) of the firm Baker Botts L.L.P., counsel to the Registrant, with any questions or comments you may have regarding the enclosed.

Very truly yours,
BAKER BOTTS L.L.P.
By:	/s/ M. BREEN HAIRE M. Breen Haire

Enclosures

cc:
Mr. Donald H. Anderson
TransMontaigne Partners L.P.

MEMORANDUM

TO:	Division of Corporation Finance, Securities and Exchange Commission
FROM:	TransMontaigne Partners L.P.
DATE:	April 19, 2005
RE:	Registration Statement on Form S-1 Response to SEC Staff Comments dated April 8, 2005

        We are responding to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated April 8, 2005 regarding the Registration Statement on Form S-1 (Registration No. 333-123219) (the "Registration Statement") of TransMontaigne Partners L.P., a Delaware limited partnership. Where applicable, our responses indicate the additions or revisions we included in the revised draft of the Registration Statement. For your convenience, our responses are prefaced by the exact text of the Staff's corresponding comment in bold text. The references to page numbers in the responses to the Staff's comments correspond to the pages in Amendment No. 1 to the Registration Statement ("Amendment No. 1") that we are filing today via EDGAR.

        We respectfully request that the Staff review the Registration Statement and our responses at its earliest convenience. Please advise us as of any further comments as soon as possible.

General

1.
To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to issue repetitive comments.

        Response:    We hereby acknowledge Comment No. 1. The Registration Statement has been revised accordingly.

2.
Confirm that you considered Securities Act Release No. 33-6900 and Securities Act Industry Guide 5 when preparing this registration statement. Note that 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of … limited partnership offerings." Refer to Sections II.A.3.n9, II.B.2, and II.B.3 of Securities Act Release No. 33-6900 for guidance. We may have additional comments.

        Response:    We hereby confirm that we considered Securities Act Release No. 33-6900 and Securities Act Industry Guide 5 when preparing the Registration Statement.

        With respect to Section II.A.3.n9 of Securities Act Release No. 33-6900, we believe that we have complied with the requirements of Industry Guide 5, Item 801(e) of Regulation S-K, and Industry Guide 4, Item 801(d) of Regulation S-K.

        With respect to the information required by Section II.B.2 of Securities Act Release No. 33-6900, we believe the disclosures contained in the Registration Statement are responsive to the requests to present information regarding:

    •
    compensation to our general partner (see "Cash distribution policy," "Management," "Certain relationships and related transactions" and "The partnership agreement");

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    conflicts of interest and fiduciary responsibility of our general partner (see "Risk factors—Risks inherent in an investment in us" and "Conflicts of interest and fiduciary responsibilities");

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    management (see "Management");

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    investment objectives and policies (see "Prospectus summary," "Business" and "Management's discussion and analysis of financial condition and results of operations"); and

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    the partnership agreement and distributions and allocations (see "The partnership agreement," "Cash distribution policy" and "Material tax consequences").

        With respect to Section II.B.3 of Securities Act Release No. 33-6900, we believe the disclosures contained in the Registration Statement are responsive to the request to present information regarding the estimated use of proceeds (see "Use of proceeds"). With respect to the request to present information regarding prior performance, our general partner and its affiliates have not raised funds from passive investors in order to acquire, own or participate in the management of any assets. Therefore, no sponsored programs exist for which prior performance disclosure is required.

3.
Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials. In addition, please provide us with all sales materials for this offering. Pursuant to Release 33-6900, these materials are subject to our review and comment.

        Response:    We have included in Amendment No. 1 all artwork and graphics to be included in the prospectus, other than that to be included on the inside front cover page. Please see the cover page and back cover page of the prospectus, and pages 6, 77 and 80. The Registration Statement will be updated to provide the artwork, graphics and captions to be included on the inside front cover page prior to printing and distribution of the preliminary prospectus.

        Please see our response to Comment No. 6 regarding sales materials.

4.
We note that you omit information required by Regulation S-K. Revise your filing to provide all information other than that specified by Rule 430A under Regulation C. See pages 7, 12 and 148, for example. Where information may change prior to effectiveness, you may use brackets or another means to indicate this.

        Response:    The Registration Statement has been revised to provide certain of the omitted information. In addition, the Registration Statement will be updated to provide all of the remaining omitted information, other than the information entitled to be omitted under Rule 430A, prior to printing and distribution of the preliminary prospectus.

5.
Tell us whether the underwriters will engage in any electronic offer, sale or distribution of the units and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

        Briefly describe any electronic distribution in the filing. Consult Releases 33-7233 and 33-7289 for guidance.

        Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

    •
    the communications used;

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    the availability of the preliminary prospectus;

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    the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

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    the funding of an account and payment of the purchase price.

        Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

  We may comment further.

        Response:    We have been advised by UBS Securities LLC that, as a courtesy to certain of their customers to whom a preliminary prospectus will be sent, UBS Securities LLC and UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, may distribute preliminary prospectuses electronically to certain of their customers, but will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by UBS Securities LLC through its DealKey (SM) System (described in the next paragraph). To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been prepared and filed with the Commission.

        UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through DealKey (SM), a section of UBS Securities LLC's website. UBS Securities LLC will accept indications of interest from those certain customers through DealKey (SM) but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The DealKey (SM) section is separate from UBS Securities LLC's publicly available website as access to DealKey (SM) is password-protected. UBS Securities LLC customers may obtain password access to DealKey (SM) upon request. UBS Securities LLC currently limits access to DealKey (SM) in the United States to institutional customers that are "qualified institutional buyers" under Rule 144A. DealKey (SM) contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain only Rule 134 information pertaining to the offering and a hyperlink to the preliminary prospectus. The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer. We have been informed by UBS Securities LLC that Ms. Kristina Wyatt (formerly Schillinger), Esq. of the Securities and Exchange Commission has reviewed UBS Securities LLC's electronic offering procedures. UBS Securities LLC continues to employ the same procedures as those reviewed by Ms. Wyatt.

        UBS Securities LLC has informed us that, in addition to distributing prospectuses electronically through DealKey (SM), it may send prospectuses via email as a courtesy to certain of its customers to whom it is concurrently sending a prospectus in hard copy.

        Citigroup has advised us that it may send the preliminary prospectus in Adobe PDF format only to certain potential institutional investors that have received or will receive hard copies of the preliminary prospectus and who have requested such electronic files. Citigroup does not rely on such electronic files to satisfy its prospectus delivery obligations.

6.
Please provide us with all sales materials for this offering. Pursuant to Release 33-6900, these materials are subject to our review and comment.

        Response:    We hereby acknowledge that sales materials are subject to the Staff's review and comment. The sales materials for this offering have not yet been prepared but such materials will be provided to the Staff as soon as they are available.

7.
Where you provide cross-references, consider including page references to facilitate access to the referenced disclosure.

        Response:    The Registration Statement has been revised to include page references.

8.
Please promptly file via EDGAR all omitted exhibits so that we may review and comment upon them. Ensure that you file as exhibits all documents Item 601(b) of Regulation S-K requires, such as any material contracts with suppliers or customers upon which you are substantially dependent. If you feel that such contracts do not need to be filed, provide us with your basis for not filing such contracts.

        Response:    We have filed with Amendment No. 1 all exhibits that are currently available. Please see Exhibits 5.1, 8.1, 23.4, 23.5, 99.1, 99.2, 99.3 and 99.4. We will file any remaining exhibits promptly as soon as they become available.

        Pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, we will file as Exhibit 10.4 to the Registration Statement the form of Terminaling Services Agreement that we will enter into with TransMontaigne Inc. contemporaneously with the closing of the offering.

Prospectus Cover Page

9.
As appropriate, update the status of your application for listing of the common units on the New York Stock Exchange.

        Response:    The Registration Statement has been revised accordingly. See cover page and pages 12 and 149. On April 1, 2005 the New York Stock Exchange cleared us to file an Original Listing Application. Our preliminary Original Listing Application was filed on April 11, 2005 and is being reviewed by the New York Stock Exchange. We will further update the disclosure in the Registration Statement regarding the status of the listing application once the application has been approved subject to official notice of issuance. We will not begin to market the offering until we have received such approval.

10.
We suggest that you include each of the applicable risks cited at Section II.A.3.a of Securities Act Release No. 33-6900 in the bullet list of risk factors. Otherwise, explain to us why you omit any.

        Response:    The Registration Statement has been revised accordingly. We believe that the risk factors on the cover page of the prospectus, as amended, cover the applicable risks identified in Securities Act Release No. 33-6900.

11.
Disclose in footnote 1 the amount of the structuring fees paid. Are these the same as the financial advisory fees cited on page 149?

        Response:    We will pay structuring fees to UBS Securities LLC equal to an aggregate of 0.5% of the gross proceeds of the offering (including any exercise of the underwriters' option to purchase additional common units). These structuring fees are the same as the "advisory fees" cited on page 149. The Registration Statement has been revised to disclose on the cover page the percentage of the gross proceeds that will be paid to UBS Securities LLC as structuring fees, and to change the reference to "advisory fees" on page 149 to "structuring fees."

Prospectus Summary, page 1

12.
Provide more than a bullet point reference to highlight potential conflicts of interest and the limited fiduciary duties. See page 3, for example.

        Response:    We believe the section captioned "Prospectus summary—Summary of conflicts of interest and fiduciary duties" provides the requested disclosure regarding potential conflicts of interest and limited fiduciary duties. Please see page 7.

Risk Factors, page 17

13.
All risk factors should be brief and concise, generally consisting of only one or two short paragraphs at the most. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each.

        Response:    The Registration Statement has been revised accordingly. Please see pages 17-36.

14.
Revise your Risk Factor subheadings to identify the risk to your business or your investors and to state the potential harm that could result. Refer to the risk "Our revenues" on page 22, for example. Also make sure that your captions are precise and concise.

        Response:    The Registration Statement has been revised accordingly. Please see pages 17-36.

Cash Distribution Policy, page 40

15.
In connection with the minimum quarterly distribution disclosure, we refer you to the Commission's policy on projections in Item 10(b) of Regulation S-K.

        Response:    We hereby acknowledge the Commission's policy on projections as set forth in Item 10(b) of Regulation S-K.

Distributions of Available Cash, page 40

16.
Summarize all material restrictions or limitations on the payment of distributions contained in your debt instruments or other agreements.

        Response:    The Registration Statement has been revised accordingly. Please see page 40.

Business, page 67

  Environmental Matters, page 86

17.
Disclose whether you are in substantial compliance with each of the identified regulations. See "Air emissions" on page 88, for example. Similarly, confirm that you are not a Potentially Responsible Party with respect to any of your properties.

        Response:    The Registration Statement has been revised accordingly. The initially-filed Registration Statement disclosed our belief that we are in material or substantial compliance with:

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    the Oil Pollution Act of 1990 and effluent limitations (see page 87, final sentence of third and fourth paragraphs under "Water");

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    the Clean Air Act (see page 88, final sentence of first paragraph under "Air emissions");

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    the Resource Conservation and Recovery Act (see page 88, final sentence under "Hazardous and solid waste"); and

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    the Endangered Species Act (see page 89, second sentence under "Endangered Species Act").

        We have revised the references to "material compliance" in the above-described disclosure to read "substantial compliance," and have disclosed that we believe we are in substantial compliance with the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (see page 89). In addition, we hereby confirm that we have not received a Potentially Responsible Party notice with respect to any of our properties.

Management, page 93

18.
As required by Section II.B.2.b of Securities Act Release No. 33-6900, your compensation disclosure should give investors a clear understanding of the nature and amount of compensation that may be paid. Disclose how your general partner plans to compensate its executive officers. Quantify the amount of the annual retainer fees and the compensation for attending meetings for the board of directors of your general partner. Also disclose the maximum amount that may be paid to your general partner in each category of fees or compensation. If no such maximum exists, so state.

        Response:    The Registration Statement has been revised to disclose the compensation payable to members of the board of directors of our general partner. Please see page 97. The Registration Statement also has been revised to disclose the fact that our obligation to reimburse our general partner for expenses it incurs on our behalf is not capped. Please see page 96.

        As discussed under the caption "Certain relationships and related party transactions—Omnibus agreement—Payment of general and administrative services fee" beginning on page 103, we will pay TransMontaigne Inc. an annual administrative fee in the amount of $2.8 million for the provision of various general and administrative services, including the services of our general partner's executive officers. The annual administrative fee is subject to increases in the amount of the percentage increase in the consumer price index for the applicable year, or due to the acquisition or construction of additional assets. Because the amount of the fee is fixed regardless of the compensation paid to our general partner's executive officers, and because any increases to the fee are not tied to such compensation amounts, we do not believe the compensation amounts paid by TransMontaigne Services Inc. to the executive officers are relevant to a potential investor in the common units. Additionally, because all of the executive officers of our general partner are also officers of TransMontaigne Inc., a publicly traded company, their compensation levels are disclosed, and will continue to be disclosed, in TransMontaigne Inc.'s annual proxy statement.

  Executive Compensation, page 95

19.
Describe the contracts or the absence thereof in necessary detail.

        Response:    The Registration Statement has been revised accordingly. Please see page 97.

Conflicts of Interest and Fiduciary Duties, page 104

  Fiduciary Duties, page 108

20.
Discuss why you modified the State-law fiduciary duty standards in your limited partnership agreement. Discuss the specific benefits and detriments to your common units as a result of these changes. See Section II.B.2.d. of Securities Act Release 33-6900.

        Response:    The Registration Statement has been revised accordingly. Please see page 110.

21.
Why does the partnership agreement contain modified standards? Was or is there an expectation that there will be violations of the standards that otherwise would apply? Provide clarifying disclosure here and in the risk factors section, as appropriate.

        Response:    The partnership agreement contains modified standards to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe that this is appropriate and necessary because our general partner's board of directors has fiduciary duties to manage the general partner in a manner beneficial to its owners, as well as to our unitholders. We believe that without these modifications, our general partner's ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us as described above. These modifications also enable our general partner to attract and retain experienced and capable directors.

        The Registration Statement has been revised accordingly in the section titled "Conflicts of interest and fiduciary duties." Please see page 110. With respect to the risk factors, we believe that adequate disclosure of the modified standards is presented in the "Risk factors" section under the headings "TransMontaigne Inc. controls our general partner, which has sole responsibility for conducting our business and managing our operations. TransMontaigne Inc. has conflicts of interest and limited fiduciary duties, which may permit it to favor its own interests to your detriment" and "Our partnership agreement limits our general partner's fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty."

22.
On page 8 and 110, you state that in order to become a limited partner, a common unit holder must agree to be bound by the provisions in the partnership agreement. Explain how you plan to enforce this requirement.

        Response:    As described in the section titled "Description of the common units—Transfer of common units" beginning on page 113, a transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer is reflected on our books and records. By accepting the transfer of common units, the transferee:

    •
    represents that the transferee has the capacity, power and authority to become bound by the partnership agreement; and

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    automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, the partnership agreement.

        Sections 17-101, 17-301 and 17-704 of the Delaware Revised Uniform Limited Partnership Act permit the automatic admission of a transferee as a limited partner, and permit that transferee to be bound by the partnership agreement, provided the conditions of the partnership agreement are satisfied as described above. The Registration Statement has been revised to include cross-references to this disclosure as appropriate. See pages 8, 30 and 112.

23.
Disclose the decisions or types of decisions that the general partner is permitted to make in its sole discretion.

        Response:    We believe that the material decisions or types of decisions that our general partner is permitted to make without the consent of our unitholders are disclosed in the Registration Statement as revised. These disclosures are contained in the section entitled "The partnership agreement" and "Conflicts of interest and fiduciary duties." Please see pages 115-128 and 106-112.

Material Tax Consequences, page 130

24.
We may have additional comments on this disclosure once you file the omitted tax opinion as an exhibit. In that regard, please file all omitted exhibits with your next amendment.

        Response:    The omitted tax opinion has been filed as an exhibit with Amendment No. 1. Please see Exhibit 8.1.

Underwriting, page 148

25.
We note your statement that "subject to the terms and conditions of the underwriting agreement," the underwriters have severally agreed to purchase from you the common units offered in this registration statement. Please expand your disclosure to identify the conditions that would eliminate the underwriters' obligation to purchase these shares from you.

        Response:    We believe the third paragraph on page 148 provides the requested disclosure regarding the conditions that would eliminate the underwriters' obligation to purchase the common units from us.

26.
We note that you plan to conduct a Directed Unit Program. Please:
(a)
Clarify the scope and number of related parties that will be able to participate in the program, including identifying whether any of the parties are venture capital firms.

(b)
Provide a more detailed description of the Directed Share Program and the mechanics of the offering.

(c)
Ensure that your beneficial ownership disclosure includes any common units that may be acquired within 60 days.

(d)
Discuss whether the program requires any related party transaction disclosure under Item 404 of Regulation S-K.

(e)
Detail the timing and nature of any communications with directed share participants that have occurred or that you plan to make.

(f)
Provide us with all materials sent and that you plan to send to potential directed share participants.

(g)
Describe in adequate detail any account funding requirements.

  We may have additional comments.

        Response:    We have requested that the underwriters reserve up to 250,000 common units, or approximately 5.8% of the aggregate common units being offered by the prospectus, for sale in a directed unit program. UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, will administer the directed unit program. The directed unit program materials to be delivered to potential purchasers will include:

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    a cover letter to potential purchasers from us;

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    a Directed Unit Program Procedures guide with contact information;

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    a set of frequently asked questions and answers regarding the directed unit program;

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    an Indication of Interest Form to be completed by potential purchasers;

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    an NASD Certification Form;

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    an Account Application (including a new account instruction form, a Form W-9 and a client agreement) to be completed by the potential purchaser in order to allow UBS Financial Services Inc. to open an account for the potential purchaser (a potential purchaser must have a UBS Financial Services Inc. account in order to participate in the directed unit program); and

    •
    a copy of the preliminary prospectus.

        A form of each of these documents, other than the cover letter and the preliminary prospectus, are being provided supplementally to the Staff. We will provide a form of the cover letter when it becomes available.

        We and UBS Financial Services Inc. intend to adhere to the following procedures for the directed unit program:

    •
    We will provide to UBS Financial Services Inc. a database with each potential participant's name, address and phone number.

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    A new account mailer containing the directed unit program materials will be sent to each potential participant via Federal Express with a Federal Express return envelope. Please note that no directed unit program materials have been sent as of the time of this response, and no directed unit program materials will be sent until after a preliminary prospectus meeting the requirements of Section 10 of the Securities Act of 1933 has been prepared and filed with the Commission.

    •
    Participants will return packages, as applicable, to express their interest.

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    Any potential participant that cannot sign the NASD Certification will not be allowed to participate in the directed unit program.

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    Upon receipt of a package, a UBS Financial Services Inc. salesperson will call the potential participant to:

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    confirm receipt of the package;

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    confirm the potential participant's indication verbally and advise the potential participant of the expected pricing date and price range;

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    reiterate that if UBS Financial Services Inc. is unable to confirm the potential participant's indication of interest on the night of pricing (after the Registration Statement is effective and before trading the morning after pricing), the potential participant will not be allocated any units;

    •
    review payment options and the time by which payment must be received by UBS Financial Services Inc. (UBS Financial Services Inc. does not accept funds prior to pricing and effectiveness); and

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    advise the potential participant of any lock-up restrictions.

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    The salesperson will update the database of potential participants to reflect that the indications have been orally confirmed.

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    On the morning of pricing, the allocation amount and final indication list will be e-mailed to us with instructions to give UBS Financial Services Inc. final allocations after the pricing.

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    On the night of pricing, after the issue is priced and effective, a UBS Financial Services Inc. salesperson will call each participant to:

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    confirm his or her final allocation, price and amount due (the directed units will be purchased at the full initial public offering price);

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    ask for his or her acceptance;

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    review payment options and timing; and

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    discuss any lock-up restrictions.

        If a message is left, the salesperson will leave the following message: "I am calling from UBS Financial Services Inc. regarding the TransMontaigne Partners L.P. directed unit program. The issue was priced this evening (day, date). We must speak to you no later than 9:30 a.m. EST tomorrow to confirm your participation and pricing. If we do not speak to you by then, you will not be able to participate. Please return this call to                        ."

    •
    On the morning after pricing, a UBS Financial Services Inc. salesperson will call those participants who were not reached the night before. By 9:00 a.m. EST, UBS Financial Services Inc. will inform us of the participants who have not been contacted.

    •
    When the issue begins trading, UBS Financial Services Inc. will review the list for completeness. If there are any participants who have not been reached, UBS Financial Services Inc. will inform us and the units will be given back to UBS Securities LLC.

Exhibits

  Legality Opinion

27.
We may have additional comments on this disclosure once you file the omitted opinion as an exhibit. In that regard, please file the legality opinion with your next amendment.

        Response:    The omitted legality opinion has been filed as an exhibit with Amendment No. 1. Please see Exhibit 5.1.

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MEMORANDUM